Exhibit 99.2

Volaris announces summons for general ordinary annual shareholders meeting

Mexico City, Mexico. April 8, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, announces a summons for the general ordinary annual shareholders meeting to be held on April 24, 2026.

Under Mexican law, Volaris needs to hold a general ordinary shareholders meeting at least once a year in respect of general corporate matters.

A courtesy English translation of this year’s shareholders’ meeting’s agenda is attached as exhibit and its backup material can be found on https://ir.volaris.com/about-volaris/corporate-governance/.

The information included in this release has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period or its year-over-year comparison will indicate similar performance in the future.

Investor Relations Contact
Liliana Juárez / ir@volaris.com

Media Contact
Ricardo Flores / rflores@gcya.net

About Volaris

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 255 and its fleet from 4 to 155 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 46 cities in Mexico and 30 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.